EXHIBIT 99.4

PROPOSED ACQUISITION — YOUR VOTE IS VERY IMPORTANT

Dear Accredo Health, Incorporated Stockholders:

      On January 2, 2002, Accredo Health, Incorporated agreed to acquire substantially all of the assets of Gentiva Health Services, Inc.’s specialty pharmaceutical services business. The terms of the asset purchase agreement provide that the purchase price to be paid to Gentiva is $415 million, which is subject to adjustment as described in the accompanying joint proxy statement-prospectus and the accompanying asset purchase agreement. The purchase price is payable 50% in cash and 50% in Accredo common stock, and the value of the stock consideration will increase if Accredo’s average common stock price for a twenty trading day period ending on the second trading day prior to the closing of the acquisition is greater than $41.00 and decrease if that average is below $31.00, as further described in the accompanying joint proxy statement-prospectus. Assuming no adjustment to the purchase price, Gentiva will receive $207.5 million in cash and, assuming that the average closing price for Accredo common stock for the 20 trading days ending on the second business day prior to the closing of the acquisition is equal to the closing price of Accredo common stock on the date of this letter, [5,060,976] shares of Accredo common stock.

      The issuance of shares of Accredo common stock in the acquisition requires the approval of Accredo stockholders. In addition, Accredo stockholders will be asked to approve the Accredo Health, Incorporated 2002 Long-Term Incentive Plan and an amendment to the certificate of incorporation of Accredo that would increase the number of authorized shares of common stock from 50,000,000 to 100,000,000. Accredo has scheduled the special meeting of its stockholders on             , 2002. Regardless of the number of shares that you own or whether you plan to attend a meeting, it is important that your shares be represented and voted. Voting instructions are inside.

      Accredo’s board of directors has approved the asset purchase agreement and the issuance of the Accredo common stock in the acquisition and determined that the asset purchase agreement and the acquisition are in the best interest of Accredo. Accordingly, Accredo’s board of directors recommends that Accredo stockholders vote to approve the issuance of Accredo common stock in the acquisition. Accredo’s board of directors has also approved the 2002 Long-Term Incentive Plan and the amendment to its certificate of incorporation to increase its authorized common shares, each subject to stockholder approval, and recommends that Accredo stockholders vote to approve the plan and the amendment.

      This document provides you with detailed information about the proposed acquisition, the long-term incentive plan and the amendment to the certificate of incorporation to increase the authorized shares of Accredo common stock. We encourage you to read the entire document carefully.

DAVID D. STEVENS
Chief Executive Officer,
Accredo Health, Incorporated

ACCREDO HEALTH, INCORPORATED

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held                         , 2002

To Accredo Health, Incorporated Stockholders:

      NOTICE IS HEREBY GIVEN that we will hold a special meeting of stockholders of Accredo Health, Incorporated at 10:00 a.m. central time on                     , 2002 at the corporate headquarters of Accredo Health, Incorporated at 1640 Century Center Parkway, Suite 103, Memphis, Tennessee 38134, for the following purposes:

1. To consider and vote on the approval of the issuance of Accredo common stock in the acquisition contemplated by the asset purchase agreement, dated as of January 2, 2002, by and among Accredo Health, Incorporated, Gentiva Health Services, Inc., and those subsidiaries of Gentiva identified therein;

2. To consider and vote on the approval of the Accredo Health, Incorporated 2002 Long-Term Incentive Plan;

3. To consider and vote on the approval of the amendment to the certificate of incorporation of Accredo to increase the number of authorized shares of Accredo common stock from 50,000,000 to 100,000,000;

4. To consider and vote on any motion submitted to a vote of the stockholders to adjourn or postpone the special meeting to another time and place for the purpose of soliciting additional proxies; and

5. To consider and act on any other business that may properly come before the special meeting and any adjournments or postponements of the special meeting.

      These items are more completely described in the joint proxy statement-prospectus accompanying this Notice. The board of directors of Accredo recommends that you vote in favor of each of Proposals 1, 2 and 3 above.

      Only stockholders of record at the close of business on                     , 2002 are entitled to notice of and to vote at the meeting and any adjournments of the meeting. Accredo will keep at its offices in Memphis, Tennessee, a list of stockholders entitled to vote at the meeting available for inspection for any purpose relevant to the meeting during normal business hours for the 10 days before the meeting.

      Your proxy is important to assure a quorum at the meeting. Whether or not you expect to attend the meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card in the postage paid envelope. It requires no postage if mailed in the United States.

By Order of the Board of Directors,

Thomas W. Bell, Jr.
Senior Vice President,
General Counsel and Secretary

Memphis, Tennessee

                , 2002